SUPPLEMENT DATED SEPTEMBER 30, 2002
TO THE
PROSPECTUS DATED AUGUST 1, 2002
FOR
PERSPECTIVE II^{SM} **FIXED AND VARIABLE ANNUITY**
JNLNY SEPARATE ACCOUNT I

The following changes apply to the prospectus listed above:

All references to J.P. Morgan/JNL Enhanced S&P 500 Stock Index Fund should be changed to JPMorgan/JNL Enhanced S&P 500 Stock Index Fund.

The second bullet on the cover should be deleted and replaced with the following:

➢ **49 Investment Divisions** of JNLNY Separate Account I (the "Separate Account") each of which purchases shares of one Fund of JNL Series Trust or JNLNY Variable Fund I LLC, mutual funds with a full range of investment objectives;

On page 3 the "Total Separate Account Annual Expenses (with Maximum Optional Endorsements)" should be deleted and replaced with the following:

Total Separate Account Annual Expenses (with Maximum Optional Endorsements)	2.395%[9]

The following should be added to the "Fund Annual Expenses" table located on page 4:

JPMorgan/JNL International Value Fund	1.07%	.03%	0%	1.10%
PPM America/JNL Value Fund	.85%	.01%	0%	.86%

On pages 7 and 8, the section entitled "Examples" should be deleted and replaced in its entirety with the following:

Examples. You would pay the following expenses on a $1,000 investment if you select the 20% Additional Free Withdrawal Endorsement, the Five-Year Withdrawal Charge Period Endorsement, and the 2% Contract Enhancement Endorsement, assuming a 5% annual return on assets:

    (a) if you do not surrender your Contract or if you begin receiving income payments from
         your Contract after the first year;
    (b) if you surrender your Contract at the end of each time period.

		Time Periods			
Division Name		**1 year**	**3 years**	**5 years**	**10 years**
AIM/JNL Large Cap Growth Division	(a)	36	108	183	360
	(b)	101	138	193	360
AIM/JNL Small Cap Growth Division	(a)	36	110	186	365
	(b)	101	140	196	365
AIM/JNL Premier Equity II Division	(a)	35	107	181	356
	(b)	100	137	191	356

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[9] The 3% and 4% contract enhancements are not included in the Total Separate Account Annual Expenses (with Maximum Optional Endorsements) because only one Contract Enhancement may be selected and the 2% Credit is presumed to have been selected (along with the 20% additional free withdrawal and five-year withdrawal charge period).

Division Name		Time Periods			
		1 year	3 years	5 years	10 years
Alger/JNL Growth Division	(a)	35	108	182	358
	(b)	100	138	192	358
Alliance Capital/JNL Growth Division	(a)	33	102	173	340
	(b)	98	132	183	340
Eagle/JNL Core Equity Division	(a)	35	105	179	351
	(b)	100	135	189	351
Eagle/JNL SmallCap Equity Division	(a)	35	107	181	357
	(b)	100	137	191	357
JPMorgan/JNL Enhanced S&P 500 Stock® Index Division	(a)	34	103	174	342
	(b)	99	133	184	342
JPMorgan/JNL International Value Division	(a)	36	108	183	359
	(b)	101	138	193	359
Janus/JNL Aggressive Growth Division	(a)	35	105	179	351
	(b)	100	135	189	351
Janus/JNL Balanced Division	(a)	35	108	182	357
	(b)	100	138	192	357
Janus/JNL Capital Growth Division	(a)	35	106	180	354
	(b)	100	136	190	354
Janus/JNL Global Equities Division[*]	(a)	35	107	181	357
	(b)	100	137	191	357
Lazard/JNL Mid Cap Value Division	(a)	36	109	184	361
	(b)	101	139	194	361
Lazard/JNL Small Cap Value Division	(a)	36	110	187	367
	(b)	101	140	197	367
Mellon Capital Management/JNL S&P 500 Index Division	(a)	31	94	159	314
	(b)	96	124	169	314
Mellon Capital Management/JNL S&P 400 Mid Cap Index Division	(a)	31	94	159	314
	(b)	96	124	169	314
Mellon Capital Management/JNL Small Cap Index Division	(a)	31	94	159	314
	(b)	96	124	169	314
Mellon Capital Management/JNL International Index Division	(a)	31	95	162	318
	(b)	96	125	172	318
Mellon Capital Management/JNL Bond Index Division	(a)	31	94	159	314
	(b)	96	124	169	314
Oppenheimer/JNL Global Growth Division	(a)	35	107	181	356
	(b)	100	137	191	356
Oppenheimer/JNL Growth Division	(a)	35	105	179	351
	(b)	100	135	189	351
PIMCO/JNL Total Return Bond Division	(a)	33	100	169	333
	(b)	98	130	179	333
PPM America/JNL Balanced Division	(a)	33	100	170	334
	(b)	98	130	180	334
PPM America/JNL High Yield Bond Division	(a)	33	100	170	334
	(b)	98	130	180	334
PPM America/JNL Money Market Division	(a)	31	96	163	321

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[*] The Janus/JNL Global Equities Fund (the "Fund") is not available through a division as an investment option and is not available as an underlying fund to the S&P/JNL Core Index 50 Fund and the S&P/JNL Core Index 75 Fund. However, the Fund is available as an underlying fund of the S&P/JNL Conservative Growth Fund I, the S&P/JNL Moderate Growth Fund I, the S&P/JNL Aggressive Growth Fund I, the S&P/JNL Very Aggressive Growth Fund I, the S&P/JNL Equity Growth Fund I and the S&P/JNL Equity Aggressive Growth Fund I.

Division Name		1 year	3 years	5 years	10 years
	(b)	96	126	173	321
PPM America/JNL Value Division	(a)	33	101	171	337
	(b)	98	131	181	337
Putnam/JNL Equity Division	(a)	34	104	177	347
	(b)	99	134	187	347
Putnam/JNL International Equity Division	(a)	37	112	189	370
	(b)	102	142	199	370
Putnam/JNL Midcap Growth Division	(a)	36	109	184	362
	(b)	101	139	194	362
Putnam/JNL Value Equity Division	(a)	34	105	177	348
	(b)	99	135	187	348
Salomon Brothers/JNL Global Bond Division	(a)	34	104	176	347
	(b)	99	134	186	347
Salomon Brothers/JNL U.S. Government & Quality Bond Division	(a)	33	99	169	332
	(b)	98	129	179	332
S&P/JNL Conservative Growth Division I	(a)	27	82	139	274
	(b)	92	112	149	274
S&P/JNL Moderate Growth Division I	(a)	27	82	139	274
	(b)	92	112	149	274
S&P/JNL Aggressive Growth Division I	(a)	27	82	139	274
	(b)	92	112	149	274
S&P/JNL Very Aggressive Growth Division I	(a)	27	82	139	274
	(b)	92	112	149	274
S&P/JNL Equity Growth Division I	(a)	27	82	139	274
	(b)	92	112	149	274
S&P/JNL Equity Aggressive Growth Division I	(a)	27	82	139	274
	(b)	92	112	149	274
S&P/JNL Core Index 50 Division	(a)	27	82	139	274
	(b)	92	112	149	274
S&P/JNL Core Index 75 Division	(a)	27	82	139	274
	(b)	92	112	149	274
S&P/JNL Core Index 100 Division	(a)	27	82	139	274
	(b)	92	112	149	274
T. Rowe Price/JNL Established Growth Division	(a)	34	103	175	345
	(b)	99	133	185	345
T. Rowe Price/JNL Mid-Cap Growth Division	(a)	35	106	180	353
	(b)	100	136	190	353
T. Rowe Price/JNL Value Division	(a)	36	109	184	361
	(b)	101	139	194	361
First Trust/JNL The Dow^{SM} Target 10 Division	(a)	33	99	169	332
	(b)	98	129	179	332
First Trust/JNL The S&P® Target 10 Division	(a)	33	99	169	332
	(b)	98	129	179	332
First Trust/JNL Global Target 15 Division	(a)	33	101	171	336
	(b)	98	131	181	336
First Trust/JNL Target 25 Division	(a)	33	99	169	332
	(b)	98	129	179	332
First Trust/JNL Target Small-Cap Division	(a)	33	99	169	332
	(b)	98	129	179	332

On pages 9 and 10, the following should be added to the section entitled "Examples:"

| | | Time Periods | | | |
		1 year	3 years	5 years	10 years
JPMorgan/JNL International Value Division	(a)	26	79	135	287
	(b)	96	129	165	287
PPM America/JNL Value Division	(a)	23	72	123	263
	(b)	93	122	153	263

The following should be added to the section entitled "The Funds, Investment Objectives and Advisers" on page 12:

JPMorgan/JNL International Value	Seeks high total return from a portfolio of equity securities of foreign companies in developed and, to a lesser extent, developing markets.	Jackson National Asset Management, LLC (and J.P. Morgan Investment Management, Inc.)
PPM America/JNL Value	Seeks long-term growth of capital by investing at least 65% of its total assets in common stocks of domestic companies.	Jackson National Asset Management, LLC (and PPM America, Inc.)

On pages 13 through 18, all references to "65%" under the sub-section entitled "Investment Objective" for the following funds should be changed to 80%:

AIM/JNL Small Cap Growth
Eagle/JNL Core Equity
Eagle/JNL SmallCap Equity
PIMCO/JNL Total Return Bond
Putnam/JNL International Equity
Putnam/JNL Value Equity
Salomon Brothers/JNL Global Bond
Salomon Brothers/JNL U.S. Government & Quality Bond
T. Rowe Price/JNL Mid-Cap Growth

On page 27, the sections entitled "Optional Five-Year Withdrawal Charge Period" and "20% Additional Free Withdrawal Charge" should be deleted and replaced in its entirety with the following:

Optional Five-Year Withdrawal Charge Period. You may elect an endorsement to your Contract that substitutes for the Contract's usual seven-year withdrawal period a five-year withdrawal period with withdrawal charges in contribution years one through five of 6.5%, 5%, 3%, 2% and 1%, respectively, and 0% thereafter. The charge for this optional feature on an annualized basis is **0.30%** of the average daily net asset value of your allocations to the Investment Divisions. You may **not** elect this option if you elect the 3% or 4% Contract Enhancement Endorsement.

20% Additional Free Withdrawal Charge. You may elect an endorsement to your contract that permits you to withdraw an additional 20% of premium that is no longer subject to a withdrawal charge, minus earnings during a contract year without a withdrawal charge. You will pay **0.30%** on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. This endorsement will replace the 10% Free Withdrawal. You may **not** elect this option if you elect the 3% or 4% Contract Enhancement Endorsement.

(To be used with NV4224 Rev. 06/02.)

NV8117 Rev. 09/02